NO ACT

PE
1-8-10


**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***




10011176


January 11, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commissi
100 F Street, NE
Washington, DC 20549


Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4/1/10




Received SEC
APR 01 2010
Washington, DC 20549


**# 1 John Chevedden's Rule 14a-8 Proposal**
**Apache Corporation (APA)**
**Simple Majority Vote Topic**

Ladies and Gentlemen:

This responds to the January 8, 2010 no action request.

The attached December 10, 2009 broker letter appears to be consistent with the attached precedent of *The Hain Celestial Group, Inc.* (October 1, 2008)

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

John Chevedden

cc:
Cheri L. Peper <cheri.peper@apachecorp.com>

# RAM TRUST SERVICES

December 10, 2009

| Post-it® Fax Note 7671 | Date 12-10-09 | # of pages ▶ |
| --- | --- | --- |
| To [illegible] Peper | From John Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone # *** FISMA & OMB Memorandum M-07-16 *** | |
| Fax # 713-296-6805 | Fax # | |

John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

To Whom it May Concern,

As introducing broker for the account of John Chevedden, held with Northern Trust as custodian, Ram Trust Services confirms that John Chevedden has continuously held no less than 50 shares for the following security since November 7, 2008:

- Apache Corp (APA)

I hope this information is helpful and please feel free to contact me via telephone or email if you have any questions (direct line: (207) 553-2923 or email: mpage@ramtrust.com). I am available Monday through Friday, 8:00 a.m. to 5:00 p.m. EST.

Sincerely,



Meghan M. Page
Assistant Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

October 1, 2008

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Hain Celestial Group, Inc.
Incoming letter dated July 31, 2008

The proposal relates to a change in jurisdiction of incorporation.

We are unable to concur in your view that The Hain Celestial Group may exclude the proposal under rules 14a-8(b) and 14a-8(f). After further consideration and consultation, we are now of the view that a written statement from an introducing broker-dealer constitutes a written statement from the "record" holder of securities, as that term is used in rule 14a-8(b)(2)(i). For purposes of the preceding sentence, an introducing broker-dealer is a broker-dealer that is not itself a participant of a registered clearing agency but clears its customers' trades through and establishes accounts on behalf of its customers at a broker-dealer that is a participant of a registered clearing agency and that carries such accounts on a fully disclosed basis. Because of its relationship with the clearing and carrying broker-dealer through which it effects transactions and establishes accounts for its customers, the introducing broker-dealer is able to verify its customers' beneficial ownership. Accordingly, we do not believe that The Hain Celestial Group may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

William A. Hines
Special Counsel

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 11, 2010 pm

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 John Chevedden's Rule 14a-8 Proposal**
**Apache Corporation (APA)**
**Simple Majority Vote Topic**

Ladies and Gentlemen:

This further responds to the January 8, 2010 no action request.

The company no action request is an implicit admission that the company violated rule 14a-8, specifically (emphasis added):
Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. **Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.** Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

The company admitted that it received the proposal on November 9, 2009, yet the company sat for almost a month until December 3, 2009 to give the shareholder notice of any issue. And it is impossible for the company to cure this timeliness defect in its notice.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc: Cheri L. Peper <cheri.peper@apachecorp.com>

**The Proposal**

The Proposal, addressed to the former Chairman of the Board of the Company, requests that the Board of Directors "take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This would include 80% of shares required to amend articles ninth (directors); twelfth (business combinations); fourteenth (fair price); and sixteenth (written consent) of our charter." A copy of the Proposal and the Supporting Statement is attached as Exhibit A.

**BASIS FOR EXCLUSION**

We hereby inform the Staff that we intend to exclude the Proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the required proof of stock ownership in response to the Company's proper request for that information.

**ANALYSIS**

**The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal**

A. *Background*

The Proposal was received by the Company on November 9, 2009. *See* Exhibit A. The Proposal was not accompanied by proof of ownership as required by Rule 14a-8(b). On November 27, 2009, the Proponent submitted, via electronic mail and facsimile, a letter from Ms. Meghan M. Page, Assistant Portfolio manager of RAM Trust Services ("RTS"), detailing his purported proof of ownership (the "RTS Letter"). *See* Exhibit B. The RTS Letter stated that RTS was confirming that Mr. Chevedden had held no less than 50 shares of Apache stock in an account at RTS since November 7, 2008. Neither the Proponent nor RTS are listed in the Company's stock records as record holders of any Apache common stock as is required by Rule 14a-8(b).

Accordingly, the Company sought additional verification of the Proponent's eligibility to submit the Proposal. On December 3, 2009, within 14 calendar days of the Company's receipt of the RTS Letter, the Company sent a letter addressed to the Proponent (the "Deficiency Notice"). *See* Exhibit C. The Deficiency Notice informed the Proponent that he had failed to comply with the procedural requirements and explained how he could cure the procedural deficiency. In part, the Deficiency Notice stated:


CORPORATION

2000 POST OAK BOULEVARD / SUITE 100 / HOUSTON, TEXAS 77056-4400

(713) 296 6000
WWW.APACHECORP.COM

January 8, 2010

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Apache Corporation – Omission of Shareholder Proposal Submitted by Mr. John Chevedden

Dear Ladies and Gentlemen:

On behalf of Apache Corporation, a Delaware corporation (the "Company" or "Apache"), pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), I am writing to inform you that Apache intends to omit from the proxy statement for its 2010 Annual Meeting of Stockholders (the "2010 Proxy Materials") a stockholder proposal (the "Proposal") received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- Filed this notice with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- Concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

**The Proposal**

The Proposal, addressed to the former Chairman of the Board of the Company, requests that the Board of Directors "take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This would include 80% of shares required to amend articles ninth (directors); twelfth (business combinations); fourteenth (fair price); and sixteenth (written consent) of our charter." A copy of the Proposal and the Supporting Statement is attached as Exhibit A.

**BASIS FOR EXCLUSION**

We hereby inform the Staff that we intend to exclude the Proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the required proof of stock ownership in response to the Company's proper request for that information.

**ANALYSIS**

**The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal**

A. *Background*

The Proposal was received by the Company on November 9, 2009. *See* Exhibit A. The Proposal was not accompanied by proof of ownership as required by Rule 14a-8(b). On November 27, 2009, the Proponent submitted, via electronic mail and facsimile, a letter from Ms. Meghan M. Page, Assistant Portfolio manager of RAM Trust Services ("RTS"), detailing his purported proof of ownership (the "RTS Letter"). *See* Exhibit B. The RTS Letter stated that RTS was confirming that Mr. Chevedden had held no less than 50 shares of Apache stock in an account at RTS since November 7, 2008. Neither the Proponent nor RTS are listed in the Company's stock records as record holders of any Apache common stock as is required by Rule 14a-8(b).

Accordingly, the Company sought additional verification of the Proponent's eligibility to submit the Proposal. On December 3, 2009, within 14 calendar days of the Company's receipt of the RTS Letter, the Company sent a letter addressed to the Proponent (the "Deficiency Notice"). *See* Exhibit C. The Deficiency Notice informed the Proponent that he had failed to comply with the procedural requirements and explained how he could cure the procedural deficiency. In part, the Deficiency Notice stated:

> As you know, in order to be eligible to include a proposal in the proxy materials for Apache's 2010 annual meeting, Rule 14a-8 under the Securities Exchange Act of 1934 requires that a stockholder must have continuously held at least $2,000 in market value or 1% of Apache's common stock (the class of securities that will be entitled to be voted on the proposal at the meeting) for at least one year as of the date that the proposal is submitted. The stockholder must continue to hold those securities through the date of the meeting and must so indicate to us. You state in your letter that "Rule 14a-8 requirements are intended to be met including continuous ownership of the required stock value," however, we have been unable to confirm your current ownership of Apache stock, or the length of time that you have held the shares.
>
> Although you have provided us with a letter from RAM Trust Services, the letter does not identify the record holder of the shares or include the necessary verification. Apache has reviewed the list of record owners of the company's common stock, and neither you, nor RAM Trust Services are listed as an owner of Apache common stock. Pursuant to the SEC Rule 14a-8(b), since neither you nor RAM Trust Services is a record holder of Apache common stock, you must provide a written statement from the record holder of the shares you beneficially own verifying that you continually have held the required amount of Apache common stock for at least one year as of the date of your submission of the proposal. As required by Rule 14a-8(f), you must provide us with this statement within 14 days of your receipt of this letter. We have attached to this notice of defect a copy of Rule 14a-8 for your convenience.

The Proponent responded December 3, 2009 via electronic mail. *See* Exhibit D. His response is copied below:

> Dear Ms. Peper,
> The company December 3, 2009 letter acknowledges receipt of my rule 14a-8 proposal back on November 9, 2009 and today for the first time claims a defect in the submission. However the attached page from rule 14a-8 is believed to state that a company must notify the proponent of any defect within 14-days of the receipt of a rule 14a-8 proposal – which was already acknowledged by the company to be almost a month ago. Thus for nearly a month there was no company notice of any defect.
> Sincerely,
> John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

While the Company is aware that it received Mr. Chevedden's initial letter on November 9, 2009, we did not receive his inadequate submission of proof of ownership until November 27, 2009.[1] In his November 27, 2009, e-mail accompanying the RTS Letter, Mr. Chevedden stated, "Please advise on Monday whether there are now any rule 14a-8 open items." *See* Exhibit B. The Company then responded to Mr. Chevedden by letter dated December 8, 2009, which stated that the Company did not receive Mr. Chevedden's proof of ownership until November 27, 2009; therefore, the Company's deficiency notice dated December 3, 2009, was timely. *See* Exhibit E. The Proponent responded by forwarding another letter, from Meghan M. Paige with RTS (the "Second RTS Letter"). *See* Exhibit F.

The Second RTS Letter stated the following: "As introducing broker for the account of John Chevedden, held with Northern Trust as custodian, RTS confirms that John Chevedden has continuously held no less than 50 shares for the following security since November 7, 2008: Apache Corp (APA)." *See* Exhibit F. For the reasons stated below, the RTS letter does not satisfy the requirements of Rule 14a-8(b)(2) and the Proposal is thus excludable pursuant to Rule 14a-8(f).

*B. Discussion*

It is the Company's view that the Proposal may be properly excluded from the Proxy Materials in accordance with Rules 14a-8 and 14a-8(f)(1) because the Proponent has failed to provide the Company, within the time period set forth in Rule 14a-8(f)(1), the requisite verification that the Proponent satisfies the eligibility requirements of Rule 14a-8(b).

[1] Although the Company did not request proof of ownership from Mr. Chevedden until it received the inadequate proof of ownership from Mr. Chevedden on November 27, 2009, we understand that the staff has generally allowed companies to exclude proposals on procedural grounds after the proponent failed to correct the deficiencies in the proponent's submission - even if the company did not notify the proponent of the deficiencies at all. *See e.g.*, JP Morgan Chase & Co., SEC No-Action Letter (Mar. 7, 2008)(" Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. We note that, to date, it does not appear that the proponent has provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $ 2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, the proponent's representation that it did not receive the request from JPMorgan Chase to provide such documentary support. Accordingly, unless the proponent provides JPMorgan Chase with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).").

Rule 14a-8(b)(1) provides that in order to be eligible to submit the proposal, the Proponent must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date on which the Proposal is submitted.

Rule 14a-8(b)(2) provides that the Proponent, who is not a registered holder of the Company's securities, must prove his eligibility at the time of his submission in one of two ways: he may submit a written statement from the record holder of the securities or he may submit copies of Schedules 13D or 13G or a Form 3, 4 or 5.

In response to the RTS Letter, the Company's Deficiency Letter described the ownership requirements of Rule 14a-8, identified the deficiency in the RTS Letter, provided adequate detail about what the Proponent had to do to cure the deficiency, and explained that the Proponent's response must be postmarked or transmitted electronically no later than 14 days from the date of receipt of the Deficiency Letter.

The Second RTS Letter submitted in response to the Deficiency Notice indicates that RTS serves as the Proponent's introducing broker and that the Proponent's shares are held by another entity, Northern Trust, as custodian. Introducing brokers do not hold custody of securities, either directly or through an affiliate, and therefore are not "record" holders as specified in Rule 14a-8(b)(2). Thus, RTS is not a record holder of the Company's securities. In fact, the alleged custodian, Northern Trust, is also not a record holder of the Company's common stock.

Staff Legal Bulletin 14 states that a written statement establishing eligibility under Rule 14a-8(b) must be from the "record" holder and that a written statement from a shareholder's investment advisor is insufficient evidence of ownership unless the investment advisor is also the record holder of the shares. Mr. Chevedden should be well aware of the rule's unambiguous requirement that the Proponent document proof of ownership by submitting the proof from a record holder because Mr. Chevedden attempted to submit a shareholder proposal to the Company two years ago; a proposal that he had to withdraw when the Company requested proof of ownership. Because RTS is not a record holder of the Proponent's shares, the Proponent has failed to establish, within the 14 days prescribed by Rule 14a-8(f)(1), his eligibility to submit the Proposal. The Staff has granted no action relief previously where the Proponent attempted to establish by providing documentary evidence of ownership by a person other than the "record" holder. *See* e.g. *JP Morgan Chase & Co.* (Feb. 15, 2008); *Verizon Communications, Inc.* (Jan. 25, 2008); *The McGraw Hill Companies, Inc.* (Mar. 12, 2007); *MeadWestvaco Corporation* (Mar. 12, 2007).

Despite the fact that the proof of ownership provided by the Proponent is inconsistent with the plain language of Rule 14a-8 and the staff's prior interpretations of the rule, the Company is aware that the Staff has, on one occasion, declined to allow the exclusion of a shareholder proposal under similar circumstances. *See The Hain Celestial Group, Inc.* (Oct. 1, 2008). In that letter, as is the case here, the shareholder at issue had provided a letter from its introducing broker in order to substantiate its satisfaction of Rule 14a-8's minimum ownership requirements. Despite well supported arguments by the company requesting no-action relief, as well as a number of previously issued no-action letters that reached contrary conclusions, the Staff broke from its historical approach and ultimately ruled that the letter from the introducing broker satisfied the rule.

Notwithstanding the position reached in the *Hain Celestial* no-action letter, as described in the "Informal Procedures" letter that accompanied the Staff's response to Hain Celestial, the Staff's no-action responses reflect only informal views. Indeed, as the Staff has acknowledged in countless no-action letters, "a determination reached in such letters cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include a shareholder proposal in its proxy materials." In light of this, the Company intends to exclude the Proposal from its proxy materials in reliance on Rule 14a-8(b) and 14a-8(f). Contrary to the informal position expressed by the Staff in the *Hain Celestial* no-action response, the Proponent has not provided the Company with proof of ownership that complies with Rule 14a-8 or years of prior no-action letters preceding the issuance of the *Hain Celestial* letter. Because an introducing broker is not a record holder of the shares of a company, the Company intends to exclude this proposal unless a U.S. District Court rules that the Company is obligated to include it in its 2010 Proxy Materials.

**CONCLUSION**

Rule 14a-8 requires that a shareholder who intends to rely on the rule substantiate its satisfaction of the rule's minimum ownership requirements. The rule specifies that a beneficial owner can only do so by providing a letter from the record holder of its shares that indicates that the beneficial owner satisfies such requirements. Here, as acknowledged by the Staff, an introducing broker is not the record holder of shares held by such broker's beneficial owner clients. In the absence of a communication from the record holder of the shares, therefore, a beneficial owner cannot satisfy the requirements of Rule 14a-8(b). Based on these views, we are notifying the Staff and the Proponent that the Company intends to exclude the Proposal, unless a U.S. District Court rules that the Company is obligated to include the Proposal in its 2010 Proxy Materials.

Sincerely,



Cheri L. Peper
Corporate Secretary

## Exhibit A

Peper, Cheri

**From:** ***FISMA & OMB Memorandum M-07-16***
**Sent:** Sunday, November 08, 2009 11:38 AM
**To:** Peper, Cheri
**Subject:** Rule 14a-8 Proposal (APA)
**Attachments:** CCE00002.pdf

Dear Ms. Peper,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Mr. Raymond Plank
Chairman
Apache Corporation (APA)
2000 Post Oak Blvd Ste 100
Houston TX 77056

Rule 14a-8 Proposal

Dear Mr. Plank,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email t***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email t***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden

November 8, 2009
Date

cc: Cheri L. Peper <cheri.peper@apachecorp.com>
Corporate Secretary
Fax: 713-296-6480
PH: 713 296-6000
F: 713-296-6805
FX: 713 296-6496

[APA: Rule 14a-8 Proposal, November 8, 2009]
3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**
RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This would include the 80% of shares required to amend articles ninth (directors); twelfth (business combination); fourteenth (fair price); and sixteenth (written consent) of our charter.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merits of this Simple Majority Vote proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" regarding our board members. Eight of our 11 directors had 12 to 28-years tenure – independence and succession planning concerns. Six of our directors were age 71 to 81 – adding to succession-planning concerns. Francis Merelli, John Kocur and Patricia Albjerg Graham were inside-related – another strike against independence. Plus Ms. Graham received our most against-votes with 25% and Eugene Fiedorek had 15% against-votes.

Our CEO Steven Farris was granted 2008 restricted stock units with a grant date value of $34 million. These restricted stock units provided rewards whether our stock price was rising or falling. Plus there was company payment of executive personal income taxes.

We also had no shareholder right to call a special shareholder meeting, act by written consent, annual election of each director, cumulative voting, an independent board chairman or a lead director. We had a poison pill locked in until 2016. Shareholder proposals to address these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

---

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***

**Exhibit B**

Peper, Cheri

**From:** ***FISMA & OMB Memorandum M-07-16***
**Sent:** Friday, November 27, 2009 8:13 PM
**To:** Peper, Cheri
**Cc:** shareholderproposals@sec.gov
**Subject:** Rule 14a-8 Broker Letter-(APA)
**Attachments:** CCE00010.pdf

Ms. Cheri L. Peper
Corporate Secretary
Apache Corporation (APA)
2000 Post Oak Blvd Ste 100
Houston TX 77056
PH: 713 296-6000

Dear Ms. Peper,
Please see the attached broker letter. Please advise on Monday whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

# RAM TRUST SERVICES

November 23, 2009

John R. Chevedden

***FISMA & OMB Memorandum M-07-16***

| Post-it® Fax Note 7671 | Date 11-27-09 # of pages ▶ |
| --- | --- |
| To Cheri Peper | From John Chevedden |
| Co./Dept. | Co. |
| Phone # | Phone # ***FISMA & OMB Memorandum M-07-16*** |
| Fax # 713-296-6805 | Fax # |

To Whom it May Concern,

I am responding to Mr. Chevedden's request to confirm his position in several securities held in his account at Ram Trust Services. Please accept this letter as confirmation that John R. Chevedden has continuously held no less than 50 shares of the following security since November 7, 2008:

- Apache Corp (APA)

I hope this information is helpful and please feel free to contact me via telephone or email if you have any questions (direct line: (207) 553-2923 or email: mpage@ramtrust.com). I am available Monday through Friday, 8:00 a.m. to 5:00 p.m. EST.

Sincerely,



Meghan M. Page
Assistant Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

* * * COMMUNICATION RESULT REPORT ( DEC. 3. 2009 3:03PM ) * * *

**Exhibit C**

FAX HEADER: APACHE CORP SECY

TRANSMITTED/STORED : DEC. 3. 2009 2:52PM

| FILE | MODE | OPTION | ADDRESS | RESULT | PAGE |
|---|---|---|---|---|---|
| 293 | MEMORY TX | | ***FISMA & OMB Memorandum M-07-16*** | OK | 9/9 |

REASON FOR ERROR
E-1) HANG UP OR LINE FAIL
E-2) BUSY
E-3) NO ANSWER
E-4) NO FACSIMILE CONNECTION


CORPORATION

2000 POST OAK BOULEVARD / SUITE 100 / HOUSTON, TEXAS 77056-4400

(713) 296 6000
WWW.APACHECORP.COM

December 3, 2009

John Chevedden
***FISMA & OMB Memorandum M-07-16***

Re: Rule 14a-8 Proposal

Dear Mr. Chevedden:

On November 9, 2009, we received your letter dated November 8, 2009, requesting that Apache include your proposed resolution in its proxy materials for Apache's 2010 annual meeting. On November 27, 2009, we received a letter from RAM Trust Services, which was intended to demonstrate that you satisfy the minimum ownership requirements of Rule 14a-8. Based on our review of the information provided by you, our records and regulatory materials, we have been unable to conclude that the proposal meets the requirements for inclusion in Apache's proxy materials, and unless you can demonstrate that you meet the requirements in the proper time frame, we will be entitled to exclude your proposal from the proxy materials for Apache's 2010 annual meeting.

As you know, in order to be eligible to include a proposal in the proxy materials for Apache's 2010 annual meeting, Rule 14a-8 under the Securities Exchange Act of 1934 requires that a stockholder must have continuously held at least $2,000 in market value or 1% of Apache's common stock (the class of securities that will be entitled to be voted on the proposal at the meeting) for at least one year as of the date that the proposal is submitted. The stockholder must continue to hold those securities through the date of the meeting and must so indicate to us. You state in your letter that "Rule 14a-8 requirements are intended to be met including continuous ownership of the required stock value," however, we have been unable to confirm your current ownership of Apache stock, or the length of time that you have held the shares.

Although you have provided us with a letter from RAM Trust Services, the letter does not identify the record holder of the shares or include the necessary verification. Apache has reviewed the list of record owners of the company's common stock, and neither you, nor RAM Trust Services are listed as an owner of Apache common stock. Pursuant to the SEC Rule 14a-8(b), since neither you nor RAM Trust Services is a record holder of Apache common stock, you must provide a written statement from the record holder of the shares you beneficially own verifying that you continually have held the required amount of Apache common stock for at least one year as of the date of your submission of the proposal. As required by Rule 14a-8(f), you must provide us with this statement


CORPORATION

2000 POST OAK BOULEVARD / SUITE 100 / HOUSTON, TEXAS 77056-4400

(713) 296 6000
WWW.APACHECORP.COM

December 3, 2009

John Chevedden

***FISMA & OMB Memorandum M-07-16***

Re: Rule 14a-8 Proposal

Dear Mr. Chevedden:

On November 9, 2009, we received your letter dated November 8, 2009, requesting that Apache include your proposed resolution in its proxy materials for Apache's 2010 annual meeting. On November 27, 2009, we received a letter from RAM Trust Services, which was intended to demonstrate that you satisfy the minimum ownership requirements of Rule 14a-8. Based on our review of the information provided by you, our records and regulatory materials, we have been unable to conclude that the proposal meets the requirements for inclusion in Apache's proxy materials, and unless you can demonstrate that you meet the requirements in the proper time frame, we will be entitled to exclude your proposal from the proxy materials for Apache's 2010 annual meeting.

As you know, in order to be eligible to include a proposal in the proxy materials for Apache's 2010 annual meeting, Rule 14a-8 under the Securities Exchange Act of 1934 requires that a stockholder must have continuously held at least $2,000 in market value or 1% of Apache's common stock (the class of securities that will be entitled to be voted on the proposal at the meeting) for at least one year as of the date that the proposal is submitted. The stockholder must continue to hold those securities through the date of the meeting and must so indicate to us. You state in your letter that "Rule 14a-8 requirements are intended to be met including continuous ownership of the required stock value," however, we have been unable to confirm your current ownership of Apache stock, or the length of time that you have held the shares.

Although you have provided us with a letter from RAM Trust Services, the letter does not identify the record holder of the shares or include the necessary verification. Apache has reviewed the list of record owners of the company's common stock, and neither you, nor RAM Trust Services are listed as an owner of Apache common stock. Pursuant to the SEC Rule 14a-8(b), since neither you nor RAM Trust Services is a record holder of Apache common stock, you must provide a written statement from the record holder of the shares you beneficially own verifying that you continually have held the required amount of Apache common stock for at least one year as of the date of your submission of the proposal. As required by Rule 14a-8(f), you must provide us with this statement

John Chevedden
December 3, 2009
Page 2

within 14 days of your receipt of this letter. We have attached to this notice of defect a copy of Rule 14a-8 for your convenience.

If you adequately correct the problem within the required time frame, Apache will then address the substance of your proposal. Even if you provide timely and adequate proof of ownership, Apache reserves the right to raise any substantive objections it has to your proposal at a later date.

Sincerely,



Cheri L. Peper
Corporate Secretary

within 14 days of your receipt of this letter. We have attached to this notice of defect a copy of Rule 14a-8 for your convenience.

If you adequately correct the problem within the required time frame, Apache will then address the substance of your proposal. Even if you provide timely and adequate proof of ownership, Apache reserves the right to raise any substantive objections it has to your proposal at a later date.

Sincerely,



Cheri L. Peper
Corporate Secretary

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

OFFICIAL USE

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| Postage | $ |
| Certified Fee | |
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Postmark Here

Sent To
John Chevedden
Street, Apt. No.; or PO Box No.
***FISMA & OMB Memorandum M-07-16***

7000 2870 0000 2221 9002

## Exhibit D

Peper, Cheri

**From:** ***FISMA & OMB Memorandum M-07-16***
**Sent:** Thursday, December 03, 2009 3:11 PM
**To:** Peper, Cheri
**Cc:** shareholderproposals@sec.gov
**Subject:** Rule 14a-8 broker Letter (APA)
**Attachments:** CCE00014.pdf

Ms. Cheri L. Peper
Corporate Secretary
Apache Corporation (APA)
2000 Post Oak Blvd Ste 100
Houston TX 77056
PH: 713 296-6000
FX: 713-296-6805

Dear Ms. Peper,
The company December 3, 2009 letter acknowledges receipt of my rule 14a-8 proposal back on November 9, 2009 and today for the first time claims a defect in the submission. However the attached page from rule 14a-8 is believed to state that a company must notify the proponent of any defect within 14-days of the receipt of a rule 14a-8 proposal – which was already acknowledged by the company to be almost a month ago. Thus for nearly a month there was no company notice of any defect.
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

## Exhibit E

**Peper, Cheri**

**From:** Peper, Cheri
**Sent:** Tuesday, December 08, 2009 5:02 PM
**To:** ***FISMA & OMB Memorandum M-07-16***
**Subject:** Rule 14a-8 Proposal
**Attachments:** 20091208090736754.pdf

Mr. Chevedden -
Please see the attached letter.
Sincerely,
Cheri L. Peper

***FISMA & OMB Memorandum M-07-16******FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 03, 2009 3:11 PM
To: Peper, Cheri
Cc: shareholderproposals@sec.gov
Subject: Rule 14a-8 broker Letter (APA)

Ms. Cheri L. Peper
Corporate Secretary
Apache Corporation (APA)
2000 Post Oak Blvd Ste 100
Houston TX 77056
PH: 713 296-6000
FX: 713-296-6805

Dear Ms. Peper,
The company December 3, 2009 letter acknowledges receipt of my rule 14a-8 proposal back on November 9, 2009 and today for the first time claims a defect in the submission. However the attached page from rule 14a-8 is believed to state that a company must notify the proponent of any defect within 14-days of the receipt of a rule 14a-8 proposal - which was already acknowledged by the company to be almost a month ago. Thus for nearly a month there was no company notice of any defect.
Sincerely,
John Chevedden

cc:
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

**Tracking:**

Peper, Cheri

**From:** Microsoft Exchange
**To:** ***FISMA & OMB Memorandum M-07-16***
**Sent:** Tuesday, December 08, 2009 5:03 PM
**Subject:** Relayed: Rule 14a-8 Proposal

Delivery to these recipients or distribution lists is complete, but delivery notification was not sent by the destination:

***FISMA & OMB Memorandum M-07-16***

Subject:Rule 14a-8 Proposal

---

Sent by Microsoft Exchange Server 2007



2000 POST OAK BOULEVARD / SUITE 100 / HOUSTON, TEXAS 77056-4400

(713) 296 6000
WWW.APACHECORP.COM

December 8, 2009

John Chevedden

***FISMA & OMB Memorandum M-07-16***

Re: Rule 14a-8 Proposal

Dear Mr. Chevedden:

We are in receipt of your email dated December 3, 2009, in response to our letter to you requesting proof of ownership of Apache Corporation stock. In your email, you state that "the attached page from rule 14a-8 is believed to state that a company must notify the proponent of any defect within 14-days of the receipt of a rule 14a-8 proposal – which was already acknowledged by the company to be almost a month ago." We did receive your initial shareholder proposal on November 9, 2009. However, we did not receive your submission of proof of ownership until November 27, 2009. In relevant part, Rule 14a-8(b)(2) states (emphasis added):

> 2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. **However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, <u>at the time you submit your proposal</u>, you must prove your eligibility to the company in one of two ways:**
>
> i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or . . .

The Company did not receive your completed submission until November 27, 2009, the date you provided us with the letter from RAM Trust Services, which was intended to demonstrate that you satisfy the minimum ownership requirements of Rule 14a-8. It was then that the Company notified you of the defect in your submission by letter dated December 3, 2009, which was sent to you within 14 days of our receipt of your completed submission. As we stated in the defect letter, neither you, nor RAM Trust Services, are listed as a record holder of Apache stock. Therefore, you have 14 calendar days from the date of that letter to provide us with a written statement from the record holder of the shares you beneficially own verifying that you continually have held the required amount of Apache common stock for at least one year as of the date of your submission of the proposal. Failure to meet this deadline may result in your proposal being excluded from Apache's 2010 proxy statement.

If you adequately correct the problem within the required time frame, Apache will then address the substance of your proposal. Even if you provide timely and adequate proof of ownership, Apache reserves the right to raise any substantive objections it has to your proposal at a later date.

Sincerely,



Cheri L. Peper
Corporate Secretary

**Exhibit F**

Peper, Cheri

**From:** ***FISMA & OMB Memorandum M-07-16***
**Sent:** Thursday, December 10, 2009 12:56 PM
**To:** Peper, Cheri
**Subject:** Rule 14a-8 Proposal (APA)
**Attachments:** CCE00007.pdf

Dear Ms. Peper,
Thank you for the rule 14a-8 proposal acknowledgement. Please see the attached broker letter.
Please advise tomorrow whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden

# RAM TRUST SERVICES

December 10, 2009

| Post-it® Fax Note 7671 | Date 12-10-09 # of pages ▶ |
|---|---|
| To Cheri Peper | From John Chevedden |
| Co./Dept. | Co. |
| Phone # | Phone # ***FISMA & OMB Memorandum M-07-16*** |
| Fax # 713-296-6805 | Fax # |

John Chevedden

***FISMA & OMB Memorandum M-07-16***

To Whom it May Concern,

As introducing broker for the account of John Chevedden, held with Northern Trust as custodian, Ram Trust Services confirms that John Chevedden has continuously held no less than 50 shares for the following security since November 7, 2008:

- Apache Corp (APA)

I hope this information is helpful and please feel free to contact me via telephone or email if you have any questions (direct line: (207) 553-2923 or email: mpage@ramtrust.com). I am available Monday through Friday, 8:00 a.m. to 5:00 p.m. EST.

Sincerely,



Meghan M. Page
Assistant Portfolio Manager

45 Exchange Street Portland Maine 04101 Telephone 207 775 2354 Facsimile 207 775 4289